Exhibit 99.1

China Metro-Rural Holdings Limited

China Metro-Rural Holdings Limited Announces Webcast Alert:

Investment Community Conference Call

Webcast Alert: Investment Community Conference Call (China Metro-Rural)

New York, NY (JULY 10, 2014) — China Metro-Rural Holdings Limited (CNR) announces the following Webcast:

What:	China Metro-Rural Webcast Update

When:	July 14, 2014 @ 10:00 AM Eastern

Where:	http://mp163422.cdn.mediaplatform.com/163422/wc/mp/4000/15208/30195/36171/Lobby/default.htm?ref=ProductionTeamEmail

How:	Live over the Internet — Simply log on to the web at the address above.

Contact:	Patricia Baronowski, 6317562486, pbaronowski@pristineadvisers.com

If you are unable to participate during the live webcast, the call will be available for replay at the same URL address listed above.

CONTACT:

China Metro-Rural Holdings Limited — Investor Relations Department

Phone: (852) 2111 3815 E-mail: ir@chinametrorural.com

http://www.chinametrorural.com

ABOUT CHINA METRO-RURAL HOLDINGS LIMITED

China Metro-Rural Holdings Limited is a leading agricultural logistics platform development and rural-urban migration redevelopment company in China.

# # #